Exhibit 2.3
CERTIFICATE OF MERGER
OF
CASTLE BRANDS INC.
WITH AND INTO
CASTLE BRANDS (FLORIDA) INC.
UNDER SECTION 252 OF THE GENERAL
CORPORATION LAW OF THE STATE OF DELAWARE
     Pursuant to Section 252(c) of the General Corporation Law of the State of Delaware (the “DGCL”), CASTLE BRANDS INC., a Delaware corporation (the “Company”), hereby certifies the following information relating to the merger of the Company with and into CASTLE BRANDS (FLORIDA) INC., a Florida corporation (“Castle”), with Castle surviving the merger (the “Merger”):
     FIRST: The names and states of incorporation of the Company and Castle, which are the constituent corporations in the Merger (the “Constituent Corporations”), are:

Name	State of Incorporation
Castle Brands Inc.	Delaware
Castle Brands (Florida) Inc.	Florida
     SECOND: The Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 9, 2010, by and between the Company and Castle, setting forth the terms and conditions of the Merger, has been approved, adopted, certified, executed and acknowledged by both of the Constituent Corporations in accordance with the provisions of Section 252 of the DGCL.
     THIRD: The name of the corporation surviving the Merger is Castle Brands (Florida) Inc. (the “Surviving Corporation”).
     FOURTH: As of the effective time of the Merger, the Articles of Incorporation of the Surviving Corporation, as in effect immediately prior to the Merger shall be amended by amending and restating Article I thereof to read in its entirety as follows: “Article I-Name. The name of the corporation shall be: Castle Brands Inc.” and, as so amended, shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.
     FIFTH: The executed Merger Agreement is on file at the office of the Surviving Corporation located at 122 East 42nd Street, Suite 4700, New York, NY 10168.
     SIXTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.
     SEVENTH: This Certificate of Merger, and the Merger, shall become effective on the later of the filing of this Certificate of Merger (or the Florida equivalent of this Certificate, as applicable) with (i) the Department of State of the State of Florida and (ii) the Secretary of State of the State of Delaware.

     EIGHTH: The Surviving Corporation agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of any constituent corporation of Delaware, as well as for enforcement of any obligation of the surviving or resulting corporation arising from the Merger, including any suit or other proceeding to enforce the right of any stockholder as determined in appraisal proceedings pursuant to Section 262 of the DGCL, and shall irrevocably appoint the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceedings and a copy of any such process shall be mailed by such Secretary of State to the Surviving Corporation at 122 East 42nd Street, Suite 4700, New York, NY 10168.
IN WITNESS WHEREOF, Castle Brands Inc. has caused this Certificate of Merger to be executed on the 9th day of February 2010.

Castle Brands Inc.
By:	/s/ Alfred J. Small
	Name:	Alfred J. Small
	Title:	Senior Vice President and Chief Financial Officer